February 20, 2007

Via EDGAR and FedEx
Mr. Stephan G. Krikorian
Branch Chief-Accounting
U.S. Securities and Exchange Commission
Division of Corporation Finance-Room 4561
100 F. Street N.E.
Washington, D.C. 20549-4561

Re:  Chordiant Software
Form 10-K for Fiscal Year Ended September 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Forms 8-K Filed on February 9, May 4, 2006 and August 8, 2006
(File No. 0-29357)

Dear Mr. Krikorian,

This letter is submitted on behalf of Chordiant Software, Inc. (“Chordiant” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter to Peter. S. Norman dated January 25, 2007.

For reference purposes, the text of your letter dated January 25, 2007 has been reproduced herein with the Company’s responses below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for Fiscal Year Ended September 30, 2005

Note 2 - Summary of Significant Accounting Policies

1. We are considering your responses to comment 1 of our letter dated October 27, 2006 and comment 2 of our letter dated August 8, 2006. With regard to your allocation of revenue between services and licenses for purposes of complying with Rule 5-03(1) of Regulation S-X, please explain why you believe that your allocation is “more beneficial and meaningful to readers of the financial statements.” Your response should include, but not limited to, a discussion of your consideration of presenting a separate line item for revenue arising from contract accounting. In this regard, since the software and services are integral to each other, explain why the allocation is meaningful. In addition, please quantify the amount of revenue recognized in this manner in each of the periods presented.

RESPONSE:

Chordiant has considered presenting a separate line item for revenue arising from contract accounting; however, we believe that it is more beneficial and meaningful to readers of the financial statements to continue to report the Company’s revenue as two separate line items representing our two distinct classes of revenue generating activities of license and service. The two classes of revenue can be reliably measured using VSOE of fair value for service revenue and the residual portion as license revenue.

We believe this presentation is meaningful because it allows the reader to measure the amount of effort or cost incurred by the company associated with a specific line item of revenue. The gross margins related to license and service revenues are significantly different, with license margins near 95% and service margins closer to 50%. The allocation between license and service is meaningful as it is based on VSOE rates for services, a methodology that is widely accepted.

If contract accounting revenue were presented on a single line, the gross margin for this category could fluctuate significantly from period to period as the mix of license and services varies widely from project to project. Some customers use third party systems integrators or in-house staff for a majority of their implementation work and reply on Chordiant only for “subject matter expertise.” Such projects would have margins at the high end of the range. Other customers rely much more heavily on Chordiant to provide a broader range of essential services. These projects would have margins at the low end of the range. As a result, margin analysis would be less meaningful to the reader, with a range of margins (between 50% and 95%) too broad for concise trend and fluctuation analysis.

The reader can also draw a relationship between the amount of costs the Company invests or spends on research and development (R&D) each year and the amount of license revenue generated each year. If the Company combined license revenue with service revenue for transactions involving contract accounting, the reader would lose the ability to draw a relationship between R&D spending and the revenue result.

For the fiscal year ended 2005, the aggregated amount of license and service revenue associated with contract accounting was approximately $24.4 million or 29% of total revenue. It is expected that contract accounting revenues for other period presented are also greater than 25% of total revenue.

2. We note that when you sell additional licenses related to the original licensing agreement accounted for under SOP 81-1, revenue is recognized upon delivery if the project has reached the go-live date, or if the project has not reached the go-live date, revenue is recognized under the percentage-of-completion method. Please clarify whether these additional licenses were contemplated in the original agreement. Further, explain whether these additional licenses also require “essential” services that result in the recognition of additional revenue under the SOP 81-1 model. Please explain your basis for accounting for these additional licenses.

RESPONSE:

These additional licenses are not contemplated at the time the original agreements with the exception of including language in the sales contract allowing the customer to make future purchases of the products initially purchased at pricing levels consistent with the original order pricing. We review such “future pricing” for proper treatment in accordance with Technical Practice Aids 5100.50, 51 and 74 to verify they do not represent a separate contract element.

The “go live” date is documented via correspondence with our customers, whereby the customer confirms that the product has been placed into a production environment and/or any “essential” services have been completed. If additional licenses are sold prior to the “go live” date, such licenses are included in the percentage-of-completion accounting because “essential” services are still being provided to that customer.

Additional licenses that are subsequently sold (after the “go live” date) relating to software initially accounted for under SOP 81-1 generally increase the number of users (seat licenses) that are able to access the software (i.e. there is no additional software that we are providing to the customer). These additional licenses do not require a change in the scope or nature of the services being performed by Chordiant. These types of follow-on sales generally do not require services that are “essential” to the functionality and are recognized as revenue upon delivery.

3. As a result of the customization or installation services performed, tell us whether as a result of these “essential” services there is any impact on the nature or change in the extent of the post-contract customer support services provided to these customers. In addition, tell us whether you have the ability to subsequently license the modified software to other customers or whether the customizations are unique to each customer.

RESPONSE:

The nature and extent of support does not significantly differ between software in which significant customization or installation services have been performed and software in which insignificant customization or installation services have been performed.

The support for products is for the “out of the box” code and is not related to, or performed on, the customizations done by Chordiant or any other software integrator. The customizations that are made to software are generally unique to each customer, and are not subsequently licensed to future customers. Customization mainly involves integrating our software to the customer’s environment (synchronizing to various computer systems and databases, building complex interfaces, etc.) and setting up customer specific software configurations. Because each customer’s operating environment requirements are unique and vary in complexity, the modified software has little additional value to a new customer compared to our original software.

4. Refer to your response to comment 2 of our letter dated October 25, 2006. Tell us whether these arrangements include post-contract customer support (PCS). If so, describe your recognition of PCS revenue for these arrangements including the allocation basis used (i.e. VSOE based on renewal rates).

RESPONSE:

The arrangements noted in response to comment 2 of your letter dated October 25, 2006 include post-contract support (PCS). VSOE of PCS for these arrangements is established by the substantive contractual renewal rate of PCS, which the customer has the option of purchasing on an annual basis. PCS is amortized to revenue on a straight-line basis over the annual period that PCS has been purchased by the customer (note that in this case the ratable and straight-line model achieved the same accounting result, as the subscription term and the support and maintenance term were both for one year periods).

5. With regard to arrangements that include a subscription element and an element within the scope of SOP 81-1, provide us with an analysis that identifies the appropriate paragraphs of SOP 97-2 that supports your revenue recognition model. In addition, your response should provide your consideration of paragraph 12 of SOP 97-2 in evaluating how your revenue recognition model complies with that standard.

RESPONSE:
As discussed in our response dated August 17, 2006, subscriptions are not currently a prevalent source of revenue for the Company. The one sales arrangement discussed contained a subscription element for unspecified future deliverables with a term of one year.

Paragraph 12 of SOP 97-2 states, “If the arrangement is in substance a subscription, the entire fee should be recognized ratably (see paragraphs .48 and .49)”

As the arrangement was in substance a subscription which also involved services that were essential to the functionality of the software, Chordiant recognized the software and services as revenue at the lesser of the amount resulting from the application of (1) percentage-of-completion/contract accounting (SOP 81-1), or (2) ratable recognition under subscription accounting (paragraphs 12, 48 and 49 of SOP 97-2). This comparison was done at each balance sheet date and the lesser amount was recorded as revenue, bifurcated between license revenue and service revenue using the VSOE rate for services and the residual method for licenses.

Additional guidance was drawn from the KPMG software revenue recognition guide. The relevant excerpt from this guide is as follows:

Excerpt from Software Industry Guidance: Software Revenue Recognition, An Analysis of SOP 97-2 and Related Guidance, Second Edition, KPMG LLP:

SUBSCRIPTION ARRANGEMENTS WITH SERVICE ELEMENTS THAT WOULD REQUIRE CONTRACT ACCOUNTING

7.028 A software vendor may enter into arrangements that are subject to contract accounting (e.g., arrangements that require significant production, modification, or customization of the software) and also agree to deliver unspecified additional software products in the future. Arrangements to provide unspecified additional software products are accounted for as subscriptions as discussed in paragraphs 48 and 49 of SOP 97-2 and Paragraphs 4.020-4.021. A question arises as to whether such arrangements should be accounted for using contract accounting or as subscriptions. Because there is no basis for bifurcating the arrangement consideration, the software vendor should recognize revenue in such arrangements at the lesser of the amount resulting from the application of (1) contract accounting, or (2) subscription accounting. However, when determining the revenue that would be recognized under contract accounting, the vendor would be unable to separate the subscription element from the contract accounting element and the arrangement would be a single unit of accounting. As such, if it is reasonably assured that no loss will be incurred under the arrangement, we believe the vendor may use the zero gross margin approach of applying percentage-of-completion accounting to determine the revenue that would be recognized under contract accounting (that amount is then compared to the revenue that would be recognized under subscription accounting) until the services are completed. Once the services are completed, the remaining unrecognized portion of the fee would be recognized ratably over the remaining subscription period. However, if it is not reasonably assured that no loss will be incurred under the arrangement, we believe a completed contract approach, whereby the entire arrangement fee is recognized ratably over the remaining subscription period after the services are completed, would be required for purposes of comparing the amount of revenue recognizable under contract accounting to the amount of revenue recognizable under subscription accounting. In situations where revenue is recognized on a subscription basis (i.e., subscription revenue is lower than contract accounting revenue using the zero gross margin approach of applying the percentage-of-completion method) and the entity has an enforceable contract that is expected to generate positive margins, we believe it is appropriate to defer a portion of contract costs such that a zero gross margin is reported until the services are completed. Such deferred costs would be amortized over the remaining subscription period after the services are complete. Under either of these approaches, no profit would be recognized on the arrangement until the services are complete. Any loss on the contract would be recognized in the period where the loss becomes evident.

Example 7.11

On January 1, 20X1, ABC Corp. entered into an arrangement with Customer to deliver Product X, to provide services to customize Product X to meet customer’s specifications, and to provide any new products that are released in the Product X family over a period of 36 months for a nonrefundable fee of $1,200,000, due at inception. ABC has determined that the services to modify Product X to function in Customer’s environment constitute significant production, modification or customization of Product X and, thus, contract accounting would apply to the arrangement. ABC expects that the services necessary to modify Product X will require approximately 9 months to complete. It is reasonably assured that no loss will occur under the arrangement. As of June 30, 20X1, ABC had incurred $400,000 of direct costs under the arrangement (these direct costs properly exclude any development costs relating to future software products).

ABC should recognize revenue equal to the lesser of (1) the amount resulting from the application of contract accounting, or (2) the amount resulting from the application of subscription accounting (ratable). Due to the nature of unspecified additional software products under the subscription arrangement, ABC cannot make a reasonably dependable estimate of the progress toward completion and the range of costs under the arrangement. However, because some level of profitability is reasonably assured, a zero gross margin approach to percentage-of-completion accounting should be applied for the purpose of determining the revenue that could be recognized under contract accounting. Under this contract-accounting approach, ABC would recognize revenue equal to the lesser of the amount of direct contract costs incurred each period until the customization services are complete ($400,000 for the six months ended June 30, 20X1) or the amount recognizable using subscription accounting ($200,000 for the 6 months ended June 30, 29X1). As such, ABC should recognize $200,000 of revenue (the lower amount) for the six months ended June 30, 20X1. Additionally, because some level of profitability is reasonably assured, ABC should defer $200,000 of costs (and expense the remaining $200,000 of costs incurred) such that the reported gross profit to date on the contract is zero. Such costs should be amortized over the remaining subscription period after the customization services are complete.

The discussion of this issue continues in the following item 6.

6. For the arrangement discussed in comment 2 of our letter dated October 27, 2006, please clarify how you are able to estimate the range of possible costs associated with the subscription element or to estimate the progress toward completion for the arrangement when the subscription element requires the delivery of unspecified additional software products. That is, explain why you believe that you can estimate a profit for one of the deliverables while you do not have a basis within GAAP to allocate the arrangement fee to the deliverables. In addition, it is unclear from your response how you account for contract costs capitalized under SOP 81-1 in periods when the ratable recognition is utilized because it results in the lesser of the two methods.

RESPONSE:

The subscription element of the arrangement was not a major undertaking as compared to the scope of the total project. The maximum amount of effort necessary to deliver the subscription portion was relatively minor and straight-forward from an ability to estimate perspective.

Chordiant has a history of, and experience in, the scoping, planning, and developing of dependable time and cost estimates for customer projects. The range of possible costs associated with the subscription element was not large enough to eliminate the gain on the project. As a result, the Company was able to make reasonably dependable estimates and derive the range of costs under the agreement. It was determined that the engagement had positive margins (even if calculated under a ratable revenue recognition methodology) from its inception. Since a profit was reasonably assured, it was determined that the zero-profit-model was inappropriate and service costs should be expensed as incurred.

At the time of the arrangement, Chordiant had yet to sell the subscription element separately. Further, the price of the subscription had yet to be established. Based upon these two factors, Chordiant did not have VSOE developed for the subscription element, and could not allocate the arrangement fee to the subscription element. In these circumstances paragraph 49 of SOP 97-2 states, “no allocation of revenue should be made among any of the software products, and all software product-related revenue from the arrangement should be recognized ratably over the term of the arrangement beginning with the delivery of the first product.”

Form 8-K filed on December 8, 2006

7.
We note your presentation of several non-GAAP measures of net loss and your explanation of the reasons why you believe that these measures are useful to investors. We note that you present non-GAAP measures that exclude stock-based compensation and amortization of intangible assets. It is unclear how your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note no substantive discussion of why it is useful for investors to evaluate the performance “of the on-going operating business” by disregarding expenses that are viewed as similar to cash compensation by the recipients and that appear to be issued for purposes of motivating employees to achieve your performance goals. Similarly, it is not clear why it is useful to exclude the amortization of intangible assets when these costs relate to the assets used in generating revenue. We also note that you have not provided sufficient disclosures regarding any limitations of these measures and how management compensates for those limitations. We believe that detailed disclosures should be provided for each adjustment to your GAAP results. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please enhance your disclosures or explain to us how you have adequately addressed Question 8 of the FAQ.

RESPONSE:

We acknowledge your comments regarding our Form 8-K filed on December 8, 2006, and have enhanced our disclosures in our Form 8-K filed on February 14, 2007. Such enhanced disclosures will be included in future filings as well.

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The Company herewith with this filing acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (408) 517-6100 if you have any questions or would like additional information.

Sincerely,

/s/ PETER S. NORMAN
Peter S. Norman Chief Financial Officer and Principal Accounting Officer

cc: Nancy Wojtas, Esq.